October 19, 2005

By Facsimile and U.S. Mail

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

	Re:	Vesta Insurance Group, Inc.
		Revised Preliminary Proxy Statement on Schedule 14A Filed by Newcastle Partners, L.P., Newcastle Capital
Management, L.P.,
      	Newcastle Capital Group, L.L.C., Mark E. Schwarz, James
C.
      	Epstein, Mark J. Morrison and Steven J. Pully
      Filed October 17, 2005

Dear Mr. Wolosky:

	We have the following comment on the above-referenced filing:
1. We note your response to comment 1. As you intend to use discretionary authority to vote on any different or additional proposals the company may introduce, please revise the filing to highlight that shareholders voting with your proxy card will be disenfranchised with respect to any such proposals. In addition, if
you intend to mail this proxy statement prior to the company providing its proxy statement, you cannot rely on Rule 14a-5(c) to omit required information. Please revise the document to include all
information required by Schedule 14A.  In this regard, we note that
you have not included a beneficial ownership table. Also, please confirm that, once the company announces the time and place of the shareholder meeting, you will disseminate by mail a notice containing
this information and file the notice in EDGAR under cover of
Schedule
14A as a definitive revised proxy statement.
*  *  *


Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Please note that Rule 14a-6(h) requires you to filed revised preliminary proxy materials that are marked to show changes.
Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
??

??

??

??

Steven Wolosky, Esq.
October 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE